THIS CONVERTIBLE PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. NO SALE OR DISPOSITION MAY BE EFFECTED EXCEPT IN COMPLIANCE WITH RULE 144 UNDER SAID ACT OR AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL FOR THE HOLDER SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE ACT OR RECEIPT OF A NO-ACTION LETTER FROM THE SECURITIES AND EXCHANGE COMMISSION.

CONVERTIBLE PROMISSORY NOTE

$[AMOUNT] Date of Note: [EFFECTIVE DATE]

For value received, TRUE Syrups & Garnishes, a District of Columbia corporation (the "***Company***"), promises to pay to [ENTITY NAME] or its assigns ("***Holder***") the principal sum of $[AMOUNT] together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below.

This convertible promissory note (the "***Note***") is issued as part of a series of similar convertible promissory notes (collectively, the "***Notes***") pursuant to the terms of that certain Convertible Promissory Note Purchase Agreement (as amended, the "***Agreement***") dated as of [EFFECTIVE DATE] to the persons and entities listed on the Schedule of Purchasers attached to the Agreement (collectively, the "***Holders***"). Capitalized terms used herein without definition shall have the meanings given to such terms in the Agreement.

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Holders. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable three years after the Date of Note (the "***Maturity Date***").

2. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of six percent (6%) per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. Conversion; Repayment Premium Upon Sale of the Company.

a. In the event that the Company issues and sells shares of its Equity Securities to investors (the "***Investors***") on or before the date of the repayment in full of this Note in an equity financing resulting in gross proceeds to the Company of at least $1,000,000 dollars (including the conversion of the Notes and other debt) (a "***Qualified Financing***"), then the outstanding principal balance of this Note shall automatically convert in whole without any further action by the Holder into such Equity Securities. The automatic conversion price will be the lesser of (i) 90 % of the per share price paid by the purchasers of such Equity Securities in the Qualified Financing (the "***Discounted Conversion Price***"), or (ii) the price per share equal to $2,500,000.00 divided by the aggregate number of outstanding shares of the Company's Common Stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or

1

exercise of all convertible and exercisable securities then outstanding other than the Notes) (the *"Valuation Cap"*)]. Any unpaid accrued interest on this Note shall be converted into Equity Securities on the same terms as the principal of the Notes.

        b. In the event that a Qualified Financing is not consummated prior to the Maturity Date, then, at the election of the Requisite Holders made at least five business days prior to the Maturity Date, effective upon the Maturity Date, the outstanding principal balance and any unpaid accrued interest under this Note and each of the other Notes shall be converted into shares of Common Stock of the Company at a conversion price equal to the quotient of $2,500,000.00 dollars divided by the aggregate number of outstanding shares of the Company's Common Stock as of the Maturity Date (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes).

        c. If, after aggregation, the conversion of this Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Holder otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

        d. Notwithstanding any provision of this Note to the contrary, in the event that the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, (i) the Company will give the Holder at least five business days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, the Company will pay the Holder the aggregate amount of principal and interest then outstanding under this Note in full satisfaction of the Company's obligations under this Note.

        e. For purposes of this Note:

        i. *"Sale of the Company"* shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, will not continue to hold at least a majority of the voting power of the surviving entity (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however,* that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

        ii. *"Equity Securities"* shall mean the Company's Preferred Stock or any securities conferring the right to purchase the Company's Preferred Stock or securities convertible into, or exchangeable for (with or without additional consideration), the Company's Preferred Stock, except that such defined term shall not include any security (x) granted, issued and/or sold by the Company to any employee, director or consultant in such capacity or (y) issued upon the conversion or exercise of any option or warrant outstanding as of the date of this Note.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of Sections 3(a) through (c) above or satisfied in accordance with the terms of Section 3(d) above, the entire outstanding principal balance and all unpaid accrued interest shall become fully due and payable on the Maturity Date.

5. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Holder in enforcing and collecting this Note.

6. Prepayment. The Company may prepay this Note prior to the Maturity Date only with the consent of the Holder.

7. Default. If there shall be any Event of Default hereunder, at the option and upon the declaration of the Requisite Holders and upon written notice to the Company (which election and notice shall not be required in the case of an Event of Default under Section 7(c) or 7(d)), this Note shall accelerate and all principal and unpaid accrued interest shall become due and payable. The occurrence of any one or more of the following shall constitute an Event of Default:

a. The Company fails to pay timely any of the principal amount due under this Note on the date the same becomes due and payable or any accrued interest or other amounts due under this Note on the date the same becomes due and payable;

b. The Company shall default in its performance of any covenant under the Agreement or any Note;

c. The Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or

d. An involuntary petition is filed against the Company (unless such petition is dismissed or discharged within 60 days under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Company.

8. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9. Governing Law. This Note shall be governed by and construed under the laws of the State of Delaware, as applied to agreements among Delaware residents, made and to be performed entirely within the State of Delaware, without giving effect to conflicts of laws principles.

10. Parity with Other Notes. The Company's repayment obligation to the Holder under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay all the Notes in full, payment shall be made to the Holders of the Notes on a *pro rata* basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Holder hereunder.

11. **Modification; Waiver.** Any term of this Note may be amended or waived with the written consent of the Company and the Requisite Holders.

12. **Assignment.** This Note may be transferred only upon its surrender to the Company for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Company. Thereupon, this Note shall be reissued to, and registered in the name of, the transferee, or a new Note for like principal amount and interest shall be issued to, and registered in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13. **Maximum Rate.** All agreements between the Company and the Holder are hereby expressly limited so that in no contingency or event whatsoever, whether by reason of acceleration of maturity of the indebtedness evidenced by the Note or otherwise, shall the amount paid or agreed to be paid to the Holder for the use, forbearance or detention of the indebtedness evidenced by the Note exceed the maximum permissible under applicable law. As used herein, the term "applicable law" shall mean the law in effect as of the date hereof. If, from any circumstance whatsoever, fulfillment of any provision hereof or the Agreement at the time performance of such provision shall be due, shall involve transcending the limit of validity prescribed by law, then the obligation to be fulfilled shall automatically be reduced to the limit of such validity, and if from any circumstances the Holder should ever receive as interest an amount which would exceed the highest lawful rate, such amount which would be excessive interest shall be applied to the reduction of the principal balance evidenced hereby and not to the payment of interest. This provision shall control every other provision of all agreements between the Company and the Holder.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this agreement as of ___[INVESTMENT DATE]___ .

Investment Amount: $[AMOUNT]

COMPANY:

True Syrups & Garnishes DBA Pratt Standard Cocktail Company

Founder Signature
_____

Name: [FOUNDER NAME]

Title: [FOUNDER TITLE]

Read and Approved (For IRA Use Only):

SUBSCRIBER:

[ENTITY NAME]
_____

Investor Signature

By: _____ By: _____

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited